January 22, 2008

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Kathleen Collins

Re:                             Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 000-50839

Dear Ms. Collins:

This letter is being furnished on behalf of Phase Forward Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 19, 2007 (the “Letter”) to Rodger Weismann, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “10-K”) that was filed with the Commission on March 1, 2007.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.  A copy of this letter is being sent under separate cover to Melissa Feider of the Commission.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 42

1.              We note within your discussion of revenue fluctuations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change were not quantified (e.g. increase in application hosting services trials and InForm and WebVDME license sales).  Please tell us how you have considered quantifying each source, such as providing volume and/or pricing data, that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

RESPONSE:        The Company respectfully submits that it believes that it has quantified each source that contributed to a material change in revenues to the extent necessary for an understanding of the Company’s business as a whole.  The table on page 42 of the 10-K provides the four categories of revenues and the paragraph below the table describes the sources that contributed to the increase in each category of revenues.  The disclosure also states that the Company’s revenues were not significantly impacted by price increases or decreases. The Company believes that additional quantification of the sources of increased revenue would not provide meaningful disclosure to readers of our SEC filings and is not necessary for an understanding of the Company’s business as a whole.

Item 9A.  Controls and Procedures, page 55

2.                                      We note your statement that a “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as [yours] are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:        The Company respectfully submits that the last sentence of the second paragraph under the heading “Evaluation of Disclosure Controls and Procedures” on page 55 of the 10-K provides the conclusion of the Chief Executive Officer and the Chief Financial Officer requested by the Staff.  The Company also respectfully submits that when it uses the term “reasonable assurance” in the first paragraph on page 55 of the 10-K, the Company states immediately thereafter that its disclosure controls and procedures are designed to achieve the desired control objectives.  While the Company believes that its disclosure satisfies all applicable disclosure obligations, in respect to the Staff’s comment, the Company  intends to include disclosure in its Form 10-K for the fiscal year ended December 31, 2007 (which will be filed in March 2008) which will more closely align with the Staff’s suggested language.

3.                                      We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that [your] disclosure controls and procedures are effective in enabling [you] to record, process, summarize and report information required to be included in [your] periodic Securities and Exchange Commission filings within the required time period.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

RESPONSE:        The Company respectfully submits that the last sentence of the second paragraph under the heading “Evaluation of Disclosure Controls and Procedures” on page 55 of the 10-K subsumes the conclusion requested by the Staff.  The definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e) includes, without limitation, “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management … as appropriate to allow timely decisions regarding required disclosure.”  Consequently, the Company’s statement on page 55 of the 10-K that “our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective…” subsumes the conclusion requested by the Staff.  While the Company believes that its disclosure satisfies all applicable disclosure obligations, in response to the Staff’s comment, the Company intends to include disclosure in its Form 10-K for the fiscal year ended December 31, 2007 (which will be filed in March 2008) which will more closely align with the Staff’s suggested language.

Consolidated Statements of Operations, page F-4

4.                                      We note from you disclosures on page F-11 that for income statement presentation purposes, the Company allocates revenues from bundled arrangements, which are not separable because of absence of VSOE for the undelivered elements, based on management’s estimate of the relative fair value of each element.  We further note that the Company allocates revenues to consulting services based on amount that “would have been allocated had those services been sold separately to the customer.”  Please explain further how you determine this amount.  For instance, do you use VSOE for other consulting services that are sold separately?  If so, please explain how you determined that the value of services sold on a stand-alone basis is representative of the value of services sold in a bundled arrangement.  We also note that the Company allocates 10% of the contract value to support services.  Please tell us how you determined this amount.  If the rate was determined based on other support services that the Company sells separately (i.e. perpetual license PCS), then please explain further how the services under both types of contract compare and explain the difference in rates as we note that the Company currently charges 18% for your perpetual license PCS.  If you use some other allocation methodology; then please provide additional support for the methodology used and tell us why the Company believes that 10% is a reasonable rate to allocate to customer support.

RESPONSE:        The Company’s contracts accounted for under SOP 97-2 are generally recognized ratably over the term of the arrangement due to the lack of vendor specific objective evidence of fair value of an undelivered element, specifically customer support services. In order to provide meaningful disclosure to the readers of the financial statements about the components of revenue, the Company has developed and consistently applied an accounting policy that separates revenue that is being recognized ratably, into the relevant elements associated with that particular contract.

The Company allocates the total contract consideration among license, customer support and consulting services which does not impact the timing of revenue recognition.  With respect to consulting services, the Company allocates an amount equal to what the amount would have been had those services been sold separately to the customer.  The Company has substantiated this value based upon standard daily billing rates multiplied by the estimated days to perform such services when sold on a stand-alone basis. The Company believes this value to be representative of the value for services sold in a bundled arrangement.

The remaining value is allocated to license and customer support services, with 10% of that value allocated to support services. The 10% allocation to customer support was based upon a discount to the rates charged on customer support services for perpetual licenses. The Company believes that customer support fees are generally lower for term licenses than perpetual licenses due to the fact that the customer support services on a term-based license model exclude the value associated with license upgrades and enhancements, which are reflected in the license portion of the term license fee.

The Company supplementally advises the Staff that this response is consistent with the Company’s response to the Staff’s letter dated April 16, 2004 which was issued in connection with the Company’s registration statement on Form S-1 filed on March 15, 2004.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition and Deferred Set Up Costs, page F-10

5.                                      We note on page F-11 of your disclosure that license revenue is recognized upon delivery for multiple element arrangements for your Clintrial and Clintrace products that include customer support and training, as the Company established vendor-specific objective evidence (VSOE) for customer support.  Please clarify if you establish VSOE for customer support based upon stated renewal rates or stand alone sales pursuant to the guidance of paragraphs 10 and 57 of SOP 97-2.  If the former is the case then tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  If the latter is the case, then please explain the methodology used to determine VSOE of undelivered elements.  Specifically describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.).  In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element.  In addition, tell us how you established VSOE for training services.

RESPONSE:        The Company supplementally advises the Staff that Clintrial and Clintrace are legacy offerings relating to the Company’s acquisition of Clinsoft Corporation in 2001.  The Company only sells additional seats for perpetual licenses to legacy perpetual license customers that have not converted to the Company’s term license model. Additionally, the Company advises the Staff that the Company had no perpetual license sales in the year ending December 31, 2006 and $416,000, or less than one percent of total revenues, in the year ending December 31, 2005.

For the limited instances where the Company sells perpetual licenses for its Clintrial and Clintrace software products to legacy perpetual license customers, the Company believes that it has established VSOE of fair value for customer support and training services based upon stand-alone sales, as the majority of these services are sold at a substantive rate within a narrow range. The prices charged for these services reflect the Company’s normal pricing and discounting practices.

For perpetual license customers the Company sells customer support services for a substantive percentage of the list price of the software. All perpetual software license agreements include a maintenance provision with a stated maintenance rate for the first year. Customers who have elected to renew customer support generally are charged in accordance with the initial contractual rate. The Company has asserted that it has established VSOE of fair value for customer support services based on the fact that a majority of the customer support renewals are renewed within a narrow range. This treatment is consistent with paragraph 10 of SOP 97-2.

Given the diminishing number of sales of perpetual licenses, the maintenance renewal population has also declined over time. However, the Company’s remaining customers have continued to renew at a substantive rate within a narrow range.

The Company supplementally advises the Staff that, in connection with its sales of perpetual licenses for Clintrial and Clintrace, training services are generally not an element of the arrangement as these are existing customers and the sales are for additional license seats. However, the Company has established VSOE for training services based upon standard billing rates per course for such services when sold on a stand-alone basis. The majority of the services are sold at a consistent rate per course as the Company generally does not provide discounts on these services. In limited circumstances, the Company has provided insignificant discounts.

6.                                      We note on page 3 that your customers include governmental regulatory agencies.  Please tell us how you considered the guidance of paragraphs 32 and 33 of SOP 97-2 in accounting for fiscal funding clauses that may be included in your software arrangements.  Also, if applicable, tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and product you provide, such as customer support.

RESPONSE:        The Company supplementally advises the Staff that the Company’s typical arrangements, both license and service, with government agencies are for one year and the appropriate funding is approved prior to revenue recognition.  As such, the Company believes that it is in compliance with the guidance in paragraphs 32 and 33 of SOP 97-2. The Company will continue to monitor these types of arrangements to ensure compliance with the SOP.

Note 7.  Income Taxes, page F-27

7.                                      We note that the Company released $5.6 million and $7.8 million of your valuation allowance for deferred tax assets in fiscal 2006 and 2005, respectively.  Please explain further your basis for concluding that these deferred tax assets were realizable.  Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.  In addition, please tell us how you determined that the remaining valuation allowance of $26 million as of December 31, 2006 is adequate, including when you foresee the pattern of release for this balance.  We refer you to paragraphs 20 to 25 and 103 of SFAS 109.

RESPONSE:        The Company respectfully advises the Staff that it has considered the guidance under SFAS 109 which requires the consideration of all available evidence, both positive and negative, and the weight given to this evidence to determine whether all or a portion of the Company’s net deferred tax asset is realizable.

In 2005, the Company reached profitability on a cumulative historical basis in the three most recent preceding years excluding the $8.5 million patent infringement litigation settlement charge recorded in the fourth quarter of 2005.  With the inclusion of the $8.5 million litigation settlement charge, the Company was in a cumulative loss position of $759,000, with the cumulative loss being driven by a loss in the earliest year (2003). However, for the purposes of the evaluation of the assessment of the deferred tax asset, the Company considered the litigation settlement a discreet event and not a continuing condition, due to the infrequency of occurrence of the charge. In addition, this event did not have any impact on the Company’s estimates of future profitability. As such, the litigation settlement charge amount was excluded from the evaluation of the cumulative loss position.  Because the Company, without consideration of the litigation settlement charge, reached profitability on a three-year cumulative historical basis in 2005, the Company determined that it was more likely than not that a portion of its deferred tax asset would be realized.  In making its assessment, the Company considered all available evidence including the ability to carryback losses, the reversal of existing deferred tax liabilities, tax planning strategies and future projections of income including the effects of the significant customer term license renewals.  The Company relied upon future projections of income principally for the two forward-looking years, 2006 and 2007, and determined that it was more likely than not that $7.8 million of the deferred tax asset would be realized.  Management believed limiting to two years the period to project forward was appropriate given the fact that the Company had only been profitable for a limited number of years. The Company also believed that forecasting income beyond this two year period had a significant degree of uncertainty and could not be accurately relied upon as a more likely than not scenario for further valuation allowance release.

In 2006, the Company once again reviewed all available evidence, both positive and negative in accordance with the guidance provided in SFAS 109. These considerations included a review of the four sources of income outlined in SFAS 109 as well as a review of the Company’s history of losses in years prior to 2005, its ability to grow backlog through strong bookings in excess of revenues recognized each year in order to generate revenue growth, accurately forecasting future projections of income including the effects of the significant customer term license renewals, increased competition and the Company’s limited history of profits. Based upon this review, management again believed that limiting to two years the period to project future taxable income was appropriate to determine the amount and ultimate realization of its deferred tax asset on a more likely than not basis. As a result of the above analysis, the Company determined that it was more likely than not that the Company would realize an additional portion of its deferred tax asset and therefore reduced the valuation allowance by an additional $5.6 million. The remaining valuation allowance on the Company’s net deferred tax assets was $26 million as of December 31, 2006, which management believed to be adequate as management concluded that the benefits recognized were more likely than not to be realized.

The Company will continue to assess all available evidence in accordance with the guidance provided in SFAS 109 in future periods including recent results and projections of future income, which will consider the Company’s now longer history of profitable years, to determine the appropriate period for the release of the remaining valuation allowance.

With respect to the pattern of release of the balance of the valuation allowance, at the end of each year, and in connection with the Company’s annual business planning process, the Company refines its future income projections in order to estimate future utilization of the remaining net operating losses both to be confident that the net deferred tax assets are realizable and to determine the amount of any additional release of the valuation allowance. For 2007, management has not yet completed this process, however, based upon preliminary information, the Company expects that a substantial portion of the remaining valuation allowance will be released during the fourth quarter of 2007.

Note 11.  Stockholders’ Equity

Stock-Based Compensation Plans, page F-32

8.                                      We note that the Company adopted SFAS 123(R) on January 1, 2006.  Tell us how you considered the following disclosure requirements of paragraph A240 of SFAS 123:

•                  For stock options, you disclose a range of “exercise price per share” rather than the “weighted-average exercise price per share” required by paragraph A240(b)(1).

•                  For restricted stock awards and units, you disclose a range of “market price per share” rather than the “weighted-average grant date fair value” required by paragraph A240(b)(2).

•                  Additionally, you present restricted stock award and unit activity as “awarded, exercised, and canceled” rather than “granted, vested, and forfeited” required by paragraph A240(b)(2).

RESPONSE:        The Company respectfully submits that it discloses both the range of “exercise price per share” as well as the “weighted average price per share” within our table titled Stock Option Activity which is located within Note 11 titled Stockholder’s Equity.

The Company supplementally advises the Staff that the disclosure relating to restricted stock awards and units contains ranges for “market price per share” as well as the “weighted average price per” share/unit.  The weighted average price per share/unit is equivalent to the weighted average grant date fair value. The Company acknowledges the Staff’s comment and supplementally advises the Staff that it will include disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2007 (which will be filed in March 2008) which will more closely align with the Staff’s suggested language.

Additionally, the Company acknowledges the Staff’s comment with respect to the presentation of restricted stock award and unit activity as “awarded, exercised and canceled” rather than “granted, vested and forfeited”.  While the Company does not believe that the Company’s nomenclature would mislead the reader, the Company will revise its disclosure in its Form 10-K for the fiscal year ended December 31, 2007 (which will be filed in March 2008) to more closely align with the Staff’s suggested language.

9.                                      We also note that you capitalized certain costs such as deferred set up costs and deferred commission payments in the amount of $2.6 million and $6.4 million, respectively, as of December 31, 2006.  Tell us the amount, if any, of stock based compensation included in these capitalized costs for all periods presented.  If applicable, tell us your consideration for disclosing such costs pursuant to the guidance of paragraph A240(g)(1)(b).

RESPONSE:        The Company advises the Staff that it does not include stock-based compensation in the calculation of its capitalized costs. Historically, the stock-based compensation amounts subject to capitalization have been immaterial. For example, total stock-based compensation expense in cost of service revenues was $60,000 in 2005 and $258,000 in 2006. The Company also capitalizes certain commission and royalty payments. Based upon the Company’s methodology, stock-based compensation would not be included in the computation for deferred commissions or royalties.

*     *     *     *     *

As requested in the Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (781) 902-4382 or by facsimile at (781) 902-4648.

Very truly yours,

/s/ Rodger Weismann

Rodger Weismann
Senior Vice President, Chief Financial Officer and Treasurer

/Enclosures

cc:	Robert Weiler, President and Chief Executive Officer
D. Ari Buchler, Senior Vice President and General Counsel
John M. Mutkoski, Esq.